Concordia International Corp. Announces New Communication With CMA

OAKVILLE, ON, Oct. 11, 2017 - Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on becoming a leader in European specialty, off-patent medicines, today announced that the UK Competition and Markets Authority (CMA) is investigating new issues in relation to the UK pharmaceutical sector, and that Concordia’s International segment and certain of its products are part of the inquiry.

The investigation is at an early, information-gathering stage and the CMA has confirmed that, at this time, it has not reached any conclusions on whether competition law has been infringed.

The Company commented: “We are working to better understand the CMA’s position and we will continue to work constructively to resolve these matters.”

The CMA’s investigation includes matters that pre-date Concordia’s ownership of the International segment. Concordia acquired the International segment as a result of its transaction to purchase Amdipharm Mercury Limited, which closed on October 21, 2015.

About Concordia

Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward-looking statements and information:

This press release includes forward‐looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward‐looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, Concordia’s focus on becoming a leader in European specialty, off patent medicines, the investigation by the CMA of Concordia’s International segment and certain of its products, the investigation by the CMA of new issues in relation to the UK pharmaceutical sector, and the Company’s efforts to work constructively to resolve the matters under investigation. Often, but not always, forward‐looking statements and forward‐looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward‐looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to the inability of the Company to execute on its DELIVER strategy (including, without limitation, the Company’s inability to become a leader in European specialty, off patent medicines), the CMA’s investigation of Concordia’s International segment and certain of its products, the CMA’s investigation of new issues in relation to the UK pharmaceutical sector, risks associated with any fine that may be imposed on Concordia with respect to any competition law infringement, the amount of any fine levied against Concordia by the CMA (including, without limitation, the impact of any fine on Concordia’s liquidity and financial stability), Concordia’s securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia’s business, product launches, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia’s future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks regarding clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard to make products), general economic and stock market conditions, risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with legislative changes (including, without limitation, the U.K. Health Service Medical Supplies (Costs) Act)),regulatory changes in the pharmaceutical industry, changes in cross‐border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward‐looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward‐looking statement or forward‐looking information can be guaranteed. Except as required by applicable securities laws, forward‐looking statements and forward‐looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward‐looking statement or forward‐looking information, whether as a result of new information, future events, or otherwise.

For more information please contact:

Adam Peeler
Concordia International Corp.

905-842-5150 x 240
adam.peeler@concordiarx.com